Bottomline Technologies (de), Inc.

325 Corporate Drive

Portsmouth, NH 03801-6808

February 20, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Gabriel Eckstein

Re:	Bottomline Technologies (de), Inc.

Rule 477 Application for Withdrawal

Registration Statement on Form S-3 (File No. 333-193843)

Ladies and Gentlemen:

Pursuant to Rules 477(a) and (b) promulgated under the Securities Act of 1933, Bottomline Technologies (de), Inc. hereby requests that the Securities and Exchange Commission consent to the withdrawal, effective as of the date hereof, of the Company’s Registration Statement on Form S-3 (File No. 333-193843). The Registration Statement was originally filed with the Securities and Exchange Commission on February 10, 2014.

The Company requests withdrawal of the Registration Statement because the Registration Statement should have been filed as Form S-3ASR, but the Company inadvertently failed to check the box on the cover page of the Registration Statement indicating that it was a registration statement pursuant to General Instruction I.D. The Company confirms that no securities of the Company have been sold under the Registration Statement.

If you have any questions or comments or require further information or documentation, please do not hesitate to call the undersigned at 603-436-0700 or David A. Westenberg, of WilmerHale, the Company’s outside counsel, at 617-526-6626.

Sincerely,

Bottomline Technologies (de), Inc.

/s/ Kevin M. Donovan

By: Kevin M. Donovan

Title: Chief Financial Officer and Treasurer